# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYVE FOODS, INC., CIK 0001691936
CUSIP: 863685202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Post Office Box 864, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-25-000274
Filed by CIK 0001570825

## Reporting persons
- Boever Christopher J.: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 649,080; shared voting power 0; sole dispositive power 649,080; shared dispositive power 0; aggregate amount beneficially owned 649,080 (17.37% of the class)
  Comment: *Includes (i) shares of restricted Class A Common Stock subject to time based vesting, and (ii) unearned performance shares. Excludes shares of Series A-1 Convertible Preferred Stock, par value $0.0001 per share.
  
  ** Percent of class is calculated based on 3,736,952 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2024.

## Item 1. Issuer
Name of issuer: STRYVE FOODS, INC.
Address of issuer's principal executive offices: Post Office Box 864, Frisco, Texas, 75034

## Item 2. Person Filing
Name of person filing: Christopher J. Boever
Address of principal business office or, if none, residence: The business address is c/o Stryve Foods, Inc. Post Office Box 864, Frisco TX 75034.
Citizenship: Mr. Boever is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 649,080 shares of Class A Common Stock. The amount includes (i) shares of restricted Class A Common Stock subject to time-based vesting, and (ii) unearned performance shares.
Percent of class: 17.37
Sole power to vote or to direct the vote: 649,080
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 649,080
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Boever Christopher J.: /s/ Christopher J. Boever, Boever Christopher J. (04/29/2025)